[SYMMETRICOM LETTERHEAD]

November 12, 2013

Via EDGAR and E-Mail

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington D.C. 20549-3628

Attn: Perry J. Hindin

Re:          Symmetricom, Inc. (the “Company”)

Schedule 14D-9

Filed October 28, 2013

File No. 005-18401

Dear Mr. Hindin,

We submit this letter in response to comments received from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 1, 2013 with respect to the Schedule 14D-9 that was filed by the Company with the Commission on October 28, 2013 (as amended, the “Schedule 14D-9”) in connection with the cash tender offer (the “Offer”) that has been made for all of the outstanding shares of common stock of the Company by PETT Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Microsemi Corporation, a Delaware corporation.  Capitalized terms used but not defined in this letter shall have the respective meanings assigned to them in the Schedule 14D-9.

The Company acknowledges that:

(i)            the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)           Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
Symmetricom, Inc.

/s/ Justin Spencer
Justin Spencer, Chief Financial Officer

cc:                                Elizabeth A. Fetter, Symmetricom, Inc.

Robert Koenig, Latham & Watkins LLP

Ora T. Fisher, Latham & Watkins LLP